Exhibit 4.83

Summary of the Private Instrument of Rural Partnership Agreement, entered into on August 14, 2025, regarding Estrela do Guapore Farm

Parties: Estrela do Guaporé Agropecuária Ltda, as grantor and landowner, and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas S.A. (“BrasilAgro”), as farming partner (the “Parties”).

Purpose: Agreement among the Parties granting BrasilAgro possession and use of an area of farmland of 3,081.9 hectares within the 15,504.3697-hectare Estrela do Guaporé Farm, located in the Municipalities of Nova Lacerda and Comodoro, in the the State of Mato Grosso, with a term of 13 years, to be delivered in two tranches (2,063.7 hectares by August 18, 2025; 1,018.2 hectares by July 1, 2026), for an amount equivalent to an average of 12.9 bags of soybean per arable hectare per year for the term of the agreement.